Credit Suisse Securities (USA) LLC

Eleven Madison Avenue

New York, NY 10010

United States

VIA EDGAR

May 24, 2021

Mr. Tim Buchmiller

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE
Washington, D.C. 20549

Re:	SOC Telemed, Inc.
Registration Statement on Form S-1, as amended (File No. 333-256230)

Ladies and Gentlemen:

We, as representative of the several underwriters, hereby join SOC Telemed, Inc. (the “Company”) in connection with its request for acceleration of the above-referenced Registration Statement, requesting effectiveness at 4:00 p.m., Eastern Time, on May 26, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, we wish to advise you that we intend to distribute approximately 1,000 copies of the Preliminary Prospectus included in the above-named Registration Statement, as amended, to prospective underwriters, institutions, dealers and others.

The undersigned, as representative of the several underwriters, advise that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature pages follow]

Very truly yours, As representative of the several underwriters Credit Suisse Securities (USA) LLC

By:	/s/ Rebecca Kotkin
Name:	Rebecca Kotkin
Title:	Director

[Signature Page to Acceleration Request Letter]